Exhibit 99.1

GasLog Ltd. Declares Dividend on Series A Preference Shares

Piraeus, Greece, May 15, 2020 — GasLog Ltd. (“GasLog” or “Company”) (NYSE: GLOG) today announced a dividend of $0.546875 per share on its 8.75% Series A Cumulative Redeemable Perpetual Preference Shares, payable on July 1, 2020 for all shareholders of record as of June 30, 2020.

Contacts:

Joseph Nelson

Head of Investor Relations

Phone: +1 212-223-0643

Email: ir@gaslogltd.com

About GasLog

GasLog is an international owner, operator and manager of LNG carriers providing support to international energy companies as part of their LNG logistics chain. GasLog’s consolidated fleet consists of 35 LNG carriers. Of these vessels, 19 (14 on the water and five on order) are owned by GasLog, one has been sold to a subsidiary of Mitsui & Co., Ltd. and leased back to GasLog under a long-term bareboat charter and the remaining 15 LNG carriers are owned by the Company’s subsidiary, GasLog Partners. GasLog’s principal executive offices are at 69 Akti Miaouli, 18537 Piraeus, Greece. Visit GasLog’s website at http://www.gaslogltd.com.